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                                                                   EXHIBIT a(10)

                               ARRIS GROUP, INC.

TEXT OF EMAIL TO ELIGIBLE EMPLOYEES:

EVERYONE:

TODAY IS THE FINAL DAY YOU MAY ELECT TO EXCHANGE YOUR ELIGIBLE OPTIONS.

You may elect to exchange your eligible options any time prior to 12:00 midnight, Atlanta Georgia Time, on July 25, 2003 by following the procedures listed in the offer to exchange.

I strongly encourage you to make your election using the Exchange Program link on the Human Resources page of the ARRIS Intranet. However, your Elections may also be made via mail or fax as outlined in the offer to exchange.

THANK YOU FOR YOUR ATTENTION

Bob Halbert
VP Human Resources
678-473-8332
FAX 678-473-8198